                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. __)1/

                                   CLARK INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    180668105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Preston B. Kavanagh
                             CCP Fund Managers, LLC
                         CityPlace II, 185 Asylum Street
                               Hartford, CT 06103
                                 (860-520-1289)

                                 with a copy to:

                              Edward A. Reilly, Jr.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                               New York, NY 10178
                                 (212-309-6000)

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 8, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /x/

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
                              (Page 1 of 13 Pages)

--------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 2 of 2 Pages
-------------------                                          -------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Steven F. Piaker
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO   (See Item 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

                                       -39,444-   (See Item 5)
   NUMBER OF                  --------------------------------------------------
    SHARES                    8        SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                         -0-   (See Item 5)
   REPORTING                  --------------------------------------------------
  PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                       -0-   (See Item 5)
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       -39,444-   (See Item 5)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -39,444-   (See Item 5)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .2%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 3 of 3 Pages
-------------------                                          -------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         CCP Fund Managers, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO   (See Item 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

                                       -0-   (See Item 5)
   NUMBER OF                  --------------------------------------------------
    SHARES                    8        SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                         1,100,000   (See Item 5)
   REPORTING                  --------------------------------------------------
  PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                       -0-   (See Item 5)
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,139,444   (See Item 5)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,139,444  (See Item 5)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.2%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 4 of 4 Pages
-------------------                                          -------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Conning Investment Partners V, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO   (See Item 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

                                       -0-   (See Item 5)
   NUMBER OF                  --------------------------------------------------
    SHARES                    8        SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                         1,100,000   (See Item 5)
   REPORTING                  --------------------------------------------------
  PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                       -0-   (See Item 5)
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,100,000   (See Item 5)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,100,000  (See Item 5)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 5 of 5 Pages
-------------------                                          -------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Conning Insurance Capital Limited Partnership V, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO   (See Item 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

                                       -0-   (See Item 5)
   NUMBER OF                  --------------------------------------------------
    SHARES                    8        SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                         1,100,000   (See Item 5)
   REPORTING                  --------------------------------------------------
  PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                       -0-   (See Item 5)
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,100,000   (See Item 5)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,100,000  (See Item 5)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 6 of 6 Pages
-------------------                                          -------------------


         Item 1.     Security and Issuer.

         This Schedule 13D (the "Schedule 13D") is being filed on behalf of Steven F. Piaker, CCP Fund Managers, LLC, a Delaware limited liability company ("CCPFM"), Conning Investment Partners V, LLC, a Delaware limited liability company ("Conning Investment"), and Conning Insurance Capital Limited Partnership V, L.P., a Delaware limited partnership ("CCPV" and, together with Conning Investment, CCPFM and Steven F. Piaker, the "Reporting Persons"). This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Clark Inc. (formerly known as Clark/Bardes Inc.), a Delaware corporation (the "Company"). The Company has its principal executive offices at 102 S Wynstone Park Drive, Suite 200, North Barrington, Illinois 60010. Conning Investment and CCPV previously reported their direct and indirect beneficial ownership of 1,100,000 shares of Common Stock on a Schedule 13G. This Schedule 13D is being filed by the Reporting Persons on account of CCPFM's indirect beneficial ownership of such shares on account of its appointment as the manager member of Conning Investment, the general partner of CCPV (see Item 5 infra).

         Item 2.     Identity and Background.

         (a) This Schedule 13D is being filed jointly by the below-listed parties: Steven F. Piaker, who is a partner and member of CCPFM and a member of Conning Investment, CCPFM, which is the manager member of Conning Investment, which is the general partner of CCPV, which directly beneficially owns 1,100,000 shares of Common Stock of the Company. CCPFM has a policy that precludes Mr. Piaker, so long as he is associated with CCPFM, from disposing of his shares of Common Stock prior to CCPV disposing of its shares of Common Stock. CCPFM does permit the exercise of options that are to expire or be forfeited and the disposition of underlying shares so as to pay the exercise price and/or taxes in connection with any such exercise. By virtue of this policy, CCPFM may be deemed to indirectly beneficially own the 32,735 shares of Common Stock currently subject to vested options directly beneficially owned by Mr. Piaker. By virtue of being the manager member of Conning Investment, CCPFM may be deemed to indirectly beneficially own the 1,100,000 shares of Common Stock directly beneficially owned by CCPV. By virtue of being the general partner of CCPV, Conning Investment may be deemed to indirectly beneficially own the 1,100,000 shares of Common Stock directly beneficially owned by CCPV. A copy of the agreement among the Reporting Persons that this Schedule 13D is filed on behalf of is attached hereto as Exhibit 1.

                  Attached as Schedule A is information concerning each executive officer, partner, member and member of the Board of Managers of CCPFM. CCPFM is the manager member of Conning Investment and, by virtue of Conning Investment's position as general partner of CCPV, of CCPV. Schedule A is incorporated into and made a part of this Schedule 13D.

         (b) The address of the principal business and principal office of each of Steven F. Piaker, CCPFM, Conning Investment and CCPV is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105.

         (c) The principal occupation of Steven F. Piaker is being a partner of CCPFM. The principal businesses of CCPFM is either serving as the general partner of or providing management and investment services to venture capital and private equity funds that invest principally in companies engaged in various segments of the insurance, financial services, e-commerce and healthcare industries, including without limitation, service and technology business supporting such industries. There is no control person of CCPFM. Conning Investment acts as the general partner of CCPV. CCPV is a private equity fund primarily focused on investing in financial services companies.

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 7 of 7 Pages
-------------------                                          -------------------


         (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Steven F. Piaker is a United States citizen. CCPFM is a Delaware limited liability company. Conning Investment is a Delaware limited liability company. CCPV is a Delaware limited partnership. To the knowledge of each Reporting Person, each executive officer, partner, member and member of the Board of Managers named in Schedule A to this Schedule 13D are citizens of the United States of America.

         Item 3.     Source and Amount of Funds or Other Consideration.

         CCPV paid the purchase price of the securities described in Item 4 below with the proceeds of capital contributions from the partners of CCPV. See
Item 4 below for information regarding the amount of funds used in the purchase of the securities.

         Item 4.     Purpose of Transaction.

         On June 7, 1999, CCPV entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with the Company pursuant to which CCPV purchased from the Company and the Company issued to CCPV, 1,000,000 shares (the "Company Shares") of Common Stock. The aggregate purchase price of the Company Shares was $17,000,000.00. A copy of the Purchase Agreement is attached as Exhibit 2 to this filing.

         A designation letter, dated June 7, 1999 (the "Designation Agreement"), between the Company and CCPV provides for the Company to nominate, and use its best efforts to cause and maintain the election to the Board of Directors of, one individual designated by CCPV (the "Conning Designee") for so long as CCPV owns 500,000 or more shares of Common Stock. If a Conning Designee is not so elected to the Board of Directors, until such Conning Designee is so elected, CCPV shall have the right to appoint one designee to attend meetings of the Board of Directors, subject to exclusion on account of the Company's fiduciary responsibilities or a waiver of attorney-client privilege. The Company has also agreed not to take any action to remove the Conning Designee except for "cause" and not to amend its Certificate of Incorporation or Bylaws as to adversely affect CCPV's rights under the Designation Agreement. In June, 1999, Steven F. Piaker, a member of CCPFM and Conning Investment, the general partner of CCPV, was appointed to the Company's Board of Directors as the Conning Designee. A copy of the Designation Agreement is attached as Exhibit 3 to this filing.

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 8 of 8 Pages
-------------------                                          -------------------


         In addition, pursuant to a Registration Rights Agreement, dated as of June 7, 1999 (the "Registration Rights Agreement"), the Company has granted certain registration rights to CCPV. The Registration Rights Agreement is attached as Exhibit 4 to this filing.

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, the Designation Agreement, the Registration Rights Agreement and the forms of exhibits thereto, copies of which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

         In November, 2001, CCPV acquired an additional 100,000 shares (the "Additional Company Shares") of Common Stock in connection with a registered secondary offering by the Company and the sale of shares of Common Stock by certain stockholders. The aggregate purchase price of the Additional Company Shares was $1,900,000.00.

         The principal purpose of the transactions described above is for long-term investment in the Company.

         The Reporting Persons intend to review from time to time their investments in the Company and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares of Common Stock, future evaluations by the Reporting Persons of the business and prospects of the Company, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, and, subject to the restriction upon Mr. Piaker discussed above, each of the Reporting Persons may determine to increase its investment or sell all or part of its investment in the Company through open-market purchases, privately negotiated transactions or otherwise.

         Except as described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 9 of 9 Pages
-------------------                                          -------------------


         On June 30, 2003, CCPFM and Conning & Company, a Connecticut corporation ("Conning"), entered into a series of agreements pursuant to which CCPFM will acquire management and investment control over certain private equity funds sponsored by Conning. In connection with such agreements, Conning paid a portion of the management fees collected to date from such funds to CCPFM. In addition, Conning also entered into an operating services agreement and trademark license agreement with CCPFM pursuant to which Conning will provide office services to CCPFM and permit CCPFM to continue to use the trademark "Conning" in its operation of private equity funds. Pursuant to an Amended and Restated Limited Liability Agreement of Conning Capital Investment Partners V, LLC, dated as of June 30, 2003, effective August 8, 2003, CCPFM has been substituted for Conning as the manager member of Conning Investment, the general partner of CCPV.

         Item 5.     Interest in Securities of the Issuer.

         (a) As of the date of this filing, Steven F. Piaker has options for 39,444 shares of Common Stock, 32,735 of which are currently exercisable (with one option becoming exercisable for an additional 2,000 shares in December 2003 so long as Mr. Piaker attends the regularly scheduled Board meeting of the Company in person and another option becoming exercisable for an additional 277 shares per month so long as Mr. Piaker continues to serve as a director for a aggregate total of 4,709 shares), which represent .2% of all shares of Common Stock outstanding. CCPFM, by virtue of CCPFM's policy restricting Mr. Piaker's disposition of his shares, so long as he is associated with CCPFM, may be deemed to indirectly beneficially own the vested shares under such options. As of the date of this filing, CCPFM, by virtue of being the manager member of Conning Investment, may be deemed to indirectly beneficially own the 1,100,000 shares of Common Stock directly beneficially owned by CCPV (all of which are owned), which represent 6.0% of all shares of Common Stock outstanding. As of the date of this filing, Conning Investment, by virtue of being the general partner of CCPV, may be deemed to indirectly beneficially own the 1,100,000 shares of Common Stock directly beneficially owned by CCPV (all of which are owned), which represent 6.0% of all shares of Common Stock outstanding. As of the date of this filing, CCPV has direct beneficial ownership of 1,100,000 shares of Common Stock (all of which are owned), which represent 6.0% of all shares of Common Stock outstanding. Percentages are based on 18,318,032 shares of Common Stock issued and outstanding as of May 1, 2003 as set forth in the 10-Q filed by the Company on May 15, 2003.

         (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by reference. For additional information regarding the Reporting Persons, see Item 2 above.

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 10 of 10 Pages
-------------------                                          -------------------


         (c) Neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days.

         (d) No person other than CCPV has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by CCPV.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         Except as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Company among the Reporting Persons or between any of such Reporting Persons and any other third party. For the complete text of each written contract, arrangement, understanding and relationship with respect to securities of the Company see the Purchase Agreement, the Designation Agreement and the Registration Rights Agreement attached hereto as exhibits. The text of each such agreement is incorporated herein by reference.

         In addition, Steven F. Piaker is subject to CCPFM's policy restricting the disposition of shares described in Item 2 above.

         Item 7.     Material to be Filed as Exhibits.

         Exhibit 1 Joint Filing Agreement, dated as of August 14, 2003, by and among Steven F. Piaker, CCP Fund Managers, LLC, Conning Investment Partners V, LLC and Conning Insurance Capital Limited Partnership V, L.P.


         Exhibit 2         Common Stock Purchase Agreement, dated as of June
                           7, 1999, by and between Clark/Bardes Holdings, Inc. and Conning Insurance Capital Limited Partnership V, L.P.


         Exhibit 3 Designation Agreement, dated as of June 7, 1999, by and between Clark/Bardes Holdings, Inc. and Conning Insurance Capital Limited Partnership V, L.P.


         Exhibit 4 Registration Rights Agreement, dated as of June 7, 1999, by and between Clark/Bardes Holdings, Inc. and Conning Insurance Capital Limited Partnership V, L.P.

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 11 of 11 Pages
-------------------                                          -------------------


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2003


                /s/ Steven F. Piaker
                ---------------------------------------------------------
                Steven F. Piaker


                CCP FUND MANAGERS, LLC


                By:   /s/ Preston B. Kavanagh
                      ---------------------------------------------------
                      Name:     Preston B. Kavanagh
                      Title:    Partner & CFO


                CONNING INVESTMENT PARTNERS V, LLC
                By:   CCP Fund Managers, LLC, its Manager Member


                      By:  /s/ Preston B. Kavanagh
                           ----------------------------------------------
                           Name:     Preston B. Kavanagh
                           Title:    Partner & CFO


                CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP V, L.P.
                By:   Conning Investment Partners V, LLC, its General Partner

                By:   CCP Fund Managers, LLC, its Manager Member


                      By:  /s/ Preston B. Kavanagh
                           ----------------------------------------------
                               Name:     Preston B. Kavanagh
                               Title:    Partner & CFO

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 12 of 12 Pages
-------------------                                          -------------------


                                                                      Schedule A

Unless otherwise indicated, each individual is a citizen of the United States of America. If no address is given, the individual's business address is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with CCPFM.

Name and Title                     Principal Occupation and Place of Business
--------------                     ------------------------------------------



John B. Clinton                    Partner, President and Member



Michael E. Aspinwall               Partner and Member



Preston B. Kavanagh                Partner, Chief Financial Officer and Member



Steven F. Piaker                   Partner and Member



Gerard Vecchio                     Partner and Member



David W. Young                     Partner and Member

-------------------                                          -------------------
CUSIP No. 180668105                 Schedule 13D             Page 13 of 13 Pages
-------------------                                          -------------------


                                  Exhibit Index
                                  -------------

                                                                   Sequential
                                                                    Numbered
Exhibit No.                                                           Page
-----------                                                        ---------

Exhibit 1 Joint Filing Agreement, dated as of August 14, 2003, by and among Steven F. Piaker, CCP Fund Managers, LLC, Conning Investment Partners V, LLC and Conning Insurance Capital Limited Partnership V, L.P.

Exhibit 2     Common Stock Purchase Agreement, dated as of June
              7, 1999, by and between Clark/Bardes Holdings, Inc.
              and Conning Insurance Capital Limited Partnership
              V, L.P.

Exhibit 3 Designation Agreement, dated as of June 7, 1999, by and between Clark/Bardes Holdings, Inc. and Conning
              Insurance Capital Limited Partnership V, L.P.

Exhibit 4     Registration Rights Agreement, dated as of June 7,
              1999, by and between Clark/Bardes Holdings, Inc.
              and Conning Insurance Capital Limited Partnership
              V, L.P.

                                    Exhibit 1

                             Joint Filing Agreement

         This will confirm the agreement by and among all of the undersigned that this Schedule 13D with respect to the beneficial ownership by the undersigned of Clark Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of August, 2003.

                  /s/ Steven F. Piaker
                  ---------------------------------------------------------
                  Steven F. Piaker


                  CCP FUND MANAGERS, LLC


                  By:   /s/ Preston B. Kavanagh
                        ---------------------------------------------------
                        Name:     Preston B. Kavanagh
                        Title:    Partner & CFO


                  CONNING INVESTMENT PARTNERS V, LLC
                  By:   CCP Fund Managers, LLC, its Manager Member


                        By:  /s/ Preston B. Kavanagh
                             ----------------------------------------------
                             Name:     Preston B. Kavanagh
                             Title:    Partner & CFO


                  CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP V, L.P.
                  By:   Conning Investment Partners V, LLC, its General Partner

                  By:   CCP Fund Managers, LLC, its Manager Member


                        By:  /s/ Preston B. Kavanagh
                             ----------------------------------------------
                             Name:     Preston B. Kavanagh
                             Title:    Partner & CFO